TDSOFT LTD.
                            (An Israeli Corporation)
                               2004 ANNUAL REPORT

                                   TDSOFT LTD.
                            (An Israeli Corporation)
                               2004 ANNUAL REPORT






                                TABLE OF CONTENTS


                                                                            Page
REPORT OF INDEPENDENT AUDITORS                                                 2
CONSOLIDATED FINANCIAL STATEMENTS - IN U.S. DOLLARS ($):
    Balance sheets                                                           3-4
    Statements of operations                                                   5
    Statements of changes in capital deficiency                                6
    Statements of cash flows                                                 7-8
    Notes to financial statements                                           9-32






                                  ------------
                              --------------------
                                  ------------

                         REPORT OF INDEPENDENT AUDITORS

To the shareholders of

TDSOFT LTD.

We have audited the consolidated balance sheets of Tdsoft Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in capital deficiency and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations, changes in capital deficiency and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As more fully described in note 1a to the accompanying consolidated financial statements, subsequent to December 31, 2005, the Company may be dependent on obtaining additional funding in order to continue its activities.





Tel-Aviv, Israel
November 17, 2005

                                   TDSOFT LTD.
                            (An Israeli Corporation)
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in thousands)



                                                                 December 31
                                                             -------------------
                                                               2004      2003
                                                             --------  ---------

                     A s s e t s  (note 11c)
CURRENT ASSETS:
    Cash and cash equivalents (note (9a)                     $9,260    $13,934
    Accounts receivable (note 9b):
       Trade                                                    551        254
       Other                                                    221        176
    Inventories (note 9c)                                     1,267      1,659
                                                            -------    -------
           T o t a l  current assets                         11,299     16,023
                                                            -------    -------
PROPERTY AND EQUIPMENT (note 2):
    Cost                                                      5,135      5,468
    L e s s - accumulated depreciation and amortization       4,007      3,864
                                                            -------    -------
                                                              1,128      1,604
                                                            -------    -------
INTANGIBLE ASSETS, net (note 3)                                 287        280
                                                            -------    -------
AMOUNTS FUNDED BY INSURANCE POLICIES
    IN RESPECT OF EMPLOYEE SEVERANCE PAY (note 4)               824        665
                                                            -------    -------
           T o t a l  assets                                $13,538    $18,572
                                                            =======    =======





-----------------------  --------------------------  ---------------------------
      Ilan Rosen                Yosi Albagli                Rafi Weisler
 Chairman of the Board     President and Director      Chief Financial Officer
     of Directors


Date of approval of the financial statements: November 17, 2005

                                   TDSOFT LTD.
                            (An Israeli Corporation)
                           CONSOLIDATED BALANCE SHEETS
                           (U.S. dollars in thousands)



                                                                          December 31
                                                                    ----------   ----------
                                                                       2004         2003
                                                                    ----------   ----------

           Liabilities net of capital deficiency

CURRENT LIABILITIES:
  Accounts payable and accruals:
    Trade                                                                $619          $464
    Other (note 9d)                                                     1,085         1,159
                                                                    ----------    ----------

      T o t a l  current liabilities                                    1,704         1,623
                                                                    ----------    ----------

ACCRUED SEVERANCE PAY (note 4)                                          1,174         1,017
                                                                    ----------    ----------

COMMITMENTS (note 5)
                                                                    ----------    ----------

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED

  SHARES (note 6)                                                      54,557        51,301
                                                                    ----------    ----------

CAPITAL DEFICIENCY  (note 7):
  Series A convertible preferred shares of NIS 0.02 par value
    (authorized, issued and outstanding - 2,749,285 shares at
    December 31, 2004 and 2003)                                            14            14
  Series B-2 convertible preferred shares of NIS 0.02 par value
    (authorized, issued and outstanding - 819,220 shares at
    December 31, 2004 and 2003)                                             4             4
  Ordinary A shares of NIS 0.02 par value
    (authorized, issued and outstanding - 1,948,871 shares at
    December 31, 2004)                                                      8
  Ordinary shares of NIS 0.02 par value (authorized -
    44,900,510 shares issued and outstanding -15,819,072
    shares at December 31, 2004 and 2003)                                  90            90
  Treasury stock                                                       (1,445)       (1,445)
  Deferred stock-based compensation                                                     (15)
  Accumulated deficit                                                 (42,568)      (34,017)
                                                                    ----------    ----------
       T o t a l capital deficiency                                   (43,897)      (35,369)
                                                                    ----------    ----------
       T o t a l liabilities and capital deficiency                   $13,538       $18,572
                                                                    ----------    ----------



       The accompanying notes are an integral part of these consolidated financial statements.

                                       4

                                   TDSOFT LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (U.S. dollars in thousands)


                                                  Year ended December 31
                                          --------------------------------------
                                              2004         2003         2002
                                          ----------- ------------ -------------
REVENUES : (note 11a)
  Revenues from products sold                 $3,719       $3,685       $5,346
  Revenues from services                         433          248          104
                                          ----------- ------------ -------------
       T o t a l  revenues                     4,152        3,933        5,450
COST OF REVENUES
  Cost of product revenues                     1,587        1,174        1,819
  Cost of services                                22           21           22
  Amortization of Intangible assets              206          188          188
                                          ----------- ------------ -------------
                                               1,815        1,383        2,029
                                          ----------- ------------ -------------
GROSS PROFIT                                   2,337        2,550        3,421
                                          ----------- ------------ -------------

RESEARCH AND DEVELOPMENT EXPENSES              5,474        3,243        5,235

SELLING AND MARKETING EXPENSES                 1,909        2,314        3,599

GENERAL AND ADMINSTRATIVE EXPENSES               805          919        1,075
                                          ----------- ------------ -------------

LOSS FROM OPERATIONS                          (5,851)      (3,926)      (6,488)
                                          ----------- ------------ -------------

FINANCIAL INCOME - net                           165          150          275
                                          ----------- ------------ -------------

LOSS BEFORE TAXES ON INCOME                   (5,686)      (3,776)      (6,213)

TAXES ON INCOME (note 8e)                                                 (506)
                                          ----------- ------------ -------------

NET LOSS FOR THE YEAR                         (5,686)      (3,776)      (6,719)

ACCRETION OF REDEEMABLE PREFERRED SHARES      (3,256)      (3,256)      (3,256)
                                          ----------- ------------ -------------

NET LOSS AFTER ACCRETION OF REDEEMABLE
  PREFERRED SHARES                           $(8,942)     $(7,032)     $(9,975)
                                          ============ ============ ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.


                                                             TDSOFT LTD.
                                                      (An Israeli Corporation)
                                      CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL DEFICIENCY

                                          (U.S. dollars in thousands, except share amounts)




                                                                              Share capital
                                               -----------------------------------------------------------------------------
                                                      Number of shares
                                                ----------------------------
                                                                Convertible                          Additional    Treasury
                                                 Ordinary and   Preferred A    Amount      Amount      paid-in       stock
                                                  Ordinary A      and B-2     Ordinary    Ordinary     capital      at cost
                                               --------------- ------------- ----------  ---------- ------------ ------------
BALANCE AT JANUARY 1, 2002                         15,819,072     3,568,505        $90        $18        $-;-      $(1,445)
CHANGES DURING 2002:
    Forfeiture of options granted to
       employees, net
     Net loss for the year
    Accretion of redeemable preferred shares   --------------- ------------- ----------  ----------              ------------
BALANCE AT DECEMBER 31, 2002                       15,819,072     3,568,505        $90        $18                  $(1,445)
CHANGES DURING 2003:
    Forfeiture of options granted to
       employees, net
     Net loss for the year
    Accretion of redeemable preferred shares   --------------- ------------- ----------  ----------              ------------
BALANCE AT DECEMBER 31, 2003                       15,819,072     3,568,505        $90        $18                  $(1,445)
CHANGES DURING 2004:
    Issuance of Ordinary A Shares *                 1,948,871                        8                    438
    Forfeiture of options granted to
       employees, net                                                                                     (47)
     Net loss for the year
    Accretion of redeemable preferred shares                                                             (391)
                                               --------------- ------------- ---------- ---------- ------------ ------------
BALANCE AT DECEMBER 31, 2004                       17,767,943     3,568,505        $98        $18        $-;-      $(1,445)
                                               =============== ------------- ========== ========== ============ ============




                                                                    Deferred
BALANCE AT JANUARY 1, 2002                                        stock -based    Accumulated
CHANGES DURING 2002:                                              compensation      deficit       Total
    Forfeiture of options granted to                              -------------- -------------- -----------
       employees, net                                                     $(242)   $(16,540)     $(18,119)
     Net loss for the year
    Accretion of redeemable preferred shares
BALANCE AT DECEMBER 31, 2002                                                 156       (182)          (26)
CHANGES DURING 2003:                                                                 (6,719)       (6,719)
    Forfeiture of options granted to                                                 (3,256)       (3,256)
       employees, net                                             -------------- -------------- -----------
     Net loss for the year                                                 $(86)   $(26,697)     $(28,120)
    Accretion of redeemable preferred shares
BALANCE AT DECEMBER 31, 2003
CHANGES DURING 2004:                                                         71        (288)         (217)
    Issuance of Ordinary A Shares *                                                  (3,776)       (3,776)
    Forfeiture of options granted to                                                 (3,256)       (3,256)
       employees, net                                             -------------- -------------- -----------
     Net loss for the year                                                 $(15)   $(34,017)     $(35,369)
    Accretion of redeemable preferred shares
BALANCE AT DECEMBER 31, 2004                                                                           446

                                                                              15                       (32)
                                                                                     (5,686)        (5,686)
                                                                                     (2,865)        (3,256)
                                                                  -------------- -------------- -----------
                                                                            $-,-   $(42,568)      $(43,897)
                                                                  ============== ============== ===========


  * Net of issuance expenses.

                      The accompanying notes are an integral part of these consolidated financial statements.



                                                                 (Continued) - 1
                                   TDSOFT LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)



                                                                          Year ended December 31
                                                                ---------------------------------------
                                                                      2004         2003         2002
                                                                ------------ ------------ -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss for the year                                            $(5,686)     $(3,776)     $(6,719)
  Adjustments to reconcile net loss to cash flows used in
     operating activities:
     Income and expenses not involving cash flows:
        Depreciation and amortization                                  686          962        1,251
           Changes in the accrued liability for severance pay          157          (50)          64
           Loss (gain) on sale of property and equipment               (41)          32           53
           Deferred taxes                                                                        685
        Gain on amounts funded in respect of severance pay             (27)         (52)         (43)
           Compensation relating to options granted to
           Employees, net                                              (32)        (217)         (26)
        Changes in operating asset and liability items:
           Decrease (increase) in accounts receivable:
              Trade                                                   (233)         149          864
              Other                                                    (45)          28          573
           Increase (decrease) in accounts payable and
              accruals:
              Trade                                                    155           72         (588)
              Other                                                    (74)        (417)        (413)
           Decrease in inventories                                     628          103          683
                                                                ------------ ------------ -------------

  Net cash used in operating activities                             (4,512)      (3,166)      (3,616)
                                                                ------------ ------------ -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                  (189)         (87)        (348)
  Acquisition of business*                                             (20)
  Proceeds from sale of property and equipment                         229          179          180
  Amounts funded in respect of severance pay                          (231)        (172)        (224)
  Amounts withdrawn from severance funds                                99          266          203
                                                                ------------ ------------ -------------

  Net cash provided by (used in) investing activities                 (112)         186         (189)
                                                                ------------ ------------ -------------

CASH FLOWS USED IN FINANCING ACTIVITIES -
  issuance expenses for Ordinary A Shares                              (50)
                                                                ------------ ------------ -------------

DECREASE IN CASH AND CASH
  EQUIVALENTS                                                       (4,674)      (2,980)      (3,805)

BALANCE OF CASH AND CASH EQUIVALENTS
  AT BEGINNING OF YEAR                                              13,934       16,914       20,719
                                                                ------------ ------------ -------------

BALANCE OF CASH AND CASH EQUIVALENTS
  AT END OF YEAR                                                    $9,260      $13,934      $16,914
                                                                ============ ============ =============

                                                                 (Concluded) - 2
                                   TDSOFT LTD.
                            (An Israeli Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

*Acquisition of business:

As more fully disclosed in note 3, during 2004 the Company acquired a business from a third party, the acquisition was carried out in exchange for 1,948,871 Ordinary shares issued to the seller. The assets acquired were as follow:

                                                     2004
                                                  ----------
    Assets of business upon acquisition:
    Intangible assets                                 $213
    Inventory                                          236
    Trade receivable                                    64
    Fix assets                                           3
                                                  ----------
                                                       516
    Issuance of shares                                 496
                                                  ----------
    Cash paid , net                                    $20
                                                  ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

         The significant accounting policies, applied on a consistent basis, are as follows:

         a.   General:

              1)   Nature of operations

                   Tdsoft Ltd. (the "Company") is an Israeli Company that is engaged in the development and marketing of systems that enable service providers to deliver voice services over different types of access networks. The Company derives revenues from the sale of its systems. The Company also generates revenues from engineering services, selling software it develops and maintenance services relating to the systems and software sold. The Company considers its activities as a single operating segment - see also note 11. The Company's target customers are telecommunications equipment manufacturers and service providers. As to the Company major customers see note 11b.

                   The Company has established wholly-owned marketing subsidiaries in the U.S.A, Holland, Spain, Germany and Hong-Kong, which commenced operations in 2001. Due to the global economic slowdown and the growing crisis in Telecommunications industry. During 2002 and 2003, the subsidiaries operations were significantly reduced. As a result the Hong-Kong, the Spain and the German subsidiaries were liquidated in 2003 and 2004.


               2) The financial statements have been prepared assuming the company will continue as a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. In 2004, 2003 and 2002, the Company had net losses of $ 5,686,000 $3,776,000 and $6,719,000, respectively. As of December 31, 2004, the Company's shareholders' deficiency amounted to $ 43,897 (as to redemption rights waived in February 5, 2005 - see note 13 subsequent events) and its total cash and cash equivalents amounted to $9,260,000. Net cash used in operating activities in 2004, 2003 and 2002 was $ 4,512,000, $3,166,000 and $3,616,000, respectively. As more fully described in note 13 in August 2005, the Company has signed a Term Sheet, and in October 2005 the Company and the Company's shareholders signed a Share Purchase Agreement with VocalTec Communications Ltd. The Company anticipates that, whether or not the transaction is consummated, it (or the combined company, if applicable) will have to raise funds in order to continue its operations and reach profitability.

              3)   Accounting principles

                   The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

              4) Use of estimates in the preparation of consolidated financial statements

                   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Actual results could differ from those estimates.

         b.   Functional currency

              The currency of the primary economic environment in which the operations of the Company and its subsidiaries (the "Group") are conducted is the U.S. dollar ("$" or "dollar"). Since most of the Group's revenues are derived in dollars or in Israeli currency linked to the dollar, purchases of most materials and components are carried out in dollars and financing activities are in dollars.

              Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the consolidated statements of operations, the exchange rates at transaction dates are used. Depreciation, amortization and changes in inventories and other changes deriving from non-monetary items are based on historical exchange rates. The resulting translation gains or losses are recorded as financial income or expenses, as appropriate.

         c.   Principles of consolidation

              The consolidated financial statements include the accounts of Tdsoft Ltd. and its wholly controlled and owned subsidiaries.

              Intercompany balances and transactions have been eliminated in consolidation.

         d.   Cash equivalents

              The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

         e.   Inventories

              Inventories are valued at the lower of cost or market. Cost is determined as follows:
              Raw material and work in progress- on a "weighted moving average" basis.
              Finished products. - on a specific costs basis.

                                   TDSOFT LTD.

                           (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

         f.   Property and equipment:

              Property and equipment are recorded at cost and are depreciated by the straight-line method, over their estimated useful life.

              Depreciation periods are as follows:

                                                             Years
                                                             -----

              Computers and peripheral equipment              3-5
              Office furniture and equipment             6 2/3 - 16 2/3
              Vehicles                                       6 2/3

              Leasehold improvements are amortized using the straight-line method over the term of the lease, which is shorter than the estimated useful life of the improvements.

         g.   Intangible assets

              Intangible which consist of Technology, costumer backlog and costumer relationship are stated at cost and amortized using the straight-line method over its expected life commencing in the year of their acquisition.

         h.   Impairment of long lived assets

              In 2002 the Company adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived assets" ("SFAS 144"). SFAS 144 requires that long-lived assets, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under SFAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

         i.   Deferred income taxes:

              1) Deferred taxes are computed for differences between amounts presented in these statements and those taken into account for tax purposes. Deferred tax balances are computed using the tax rates expected to be in effect when these differences reverse. Valuation allowances in respect of deferred tax assets are provided when it is more likely than not that all or part of the deferred tax assets will not be realized (see note 8g).

              2) Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, not to realize them.

              3) The Group may incur additional tax liability in the event of intercompany dividend distribution; no account was taken of the additional tax since it is the Group's policy not to cause distribution of dividend, which would involve additional tax liability to the Group in the foreseeable future.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

              4) As stated in note 8, upon the distribution of dividends from the tax-exempt income of an "approved enterprise", the amount distributed will be subject to the tax rate that would have been applicable had the Company not been exempted from payment thereof. The Company intends to permanently reinvest the amounts of tax-exempt income and it does not intend to cause distribution of such dividends. Therefore, no deferred income taxes have been provided in respect of such tax-exempt income.

         j.   Revenue recognition

              The Company derives revenues from the sale of its systems, maintenance and support services and core software.

              The majority of the Company's revenues are derived from sale of systems. System revenues are recognized when an arrangement (usually in the form of purchase order) exists, delivery has occurred and title passed to the customer, the company's price to the customer is fixed or determinable and collectability is reasonably assured and if applicable, acceptance requirement has been fulfilled and cancellation privileges lapse.

              The Company makes certain sales through resellers. The Company recognizes revenues from sales to resellers, upon delivery of the products to the reseller, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return. Most of the resellers are major internationally known corporations, with whom the Company has an established ongoing relationship with such resellers and a proven track record of payments, when collectability from the reseller is not reasonably assured, revenue is recognized on a cash basis.

              Maintenance is generally recognized ratably over the contract period.

              Software license revenue, which totaled $308,000, $77,000 and $80,000 in 2004, 2003 and 2002, respectively, is generally recognized when the software is delivered to the customer, a signed contract exist, the fees are fixed and determinable and collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

              Engineering services are recognized as services are performed.

              No provision for warranty was included in the financial statements, since based on historical experience, the warranty costs were immaterial.

         k.   Research and development

              Research and development costs are expensed as incurred and consist primarily of personnel, facilities, equipment and supplies for research and development activities. Grants received from the office of the Chief Scientist at the Ministry of Industry and Trade in Israel are deducted from research and development expenses as the related costs are incurred.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

         l.   Concentration of credit risks

              Financial instruments that subject the Group to credit risks consist primarily of cash and cash equivalents, which are deposited in major financial institutions in Israel and in the United States, and of trade receivables.

              The Company does not request its customers to provide it with collateral, but it performs ongoing credit evaluation of its customers. The allowance for doubtful accounts has been determined for specific debts doubtful of collection.

         m.   Advertising expenses

              These expenses are charged to the statement of operations as incurred. Advertising expenses for 2004, 2003 and 2002 were $ 6,000, 5,000 and $ 34,000, respectively.

         n.   Stock-based compensation

              The group accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with FAS 123 - "Accounting for Stock-Based Compensation" ("FAS 123"), the group discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

              The following table illustrates the effect on the results of operations (losses) assuming the group had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation:

                                                    Year ended December 31
                                               --------------------------------
                                                 2004         2003        2002
                                               ---------   ---------   --------
     Net loss for the year, as reported:        $(5,686)    $(3,776)   $(6,719)
     Add: stock based employee compensation
        Expense (reversal income) included
        in reported net loss for the year           (32)       (217)       (26)
     Deduct: stock based employee
        (compensation expense) reversal
        income determined under fair value
        method for options granted                 (220)        339        (19)
                                                --------   ---------   ---------
     Pro forma net loss                         $(5,938)    $(3,654)   $(6,764)
                                                ========   =========   =========

                  Proforma information regarding net loss, required under SFAS 123, has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The fair value for the stock options was estimated at the date of each option grant using Black-Scholes option pricing model with the following weighted-average assumptions for 2004, 2003 and 2002: risk-free interest rate ranges from 2.36% to 4.08%; dividend yields of zero; a weighted-average expected life of the options of approximately 5 years; and volatility ranging from 90% to 110%.

         o.   Comprehensive income (loss)

              The Group has no other comprehensive income (loss) components other than net loss for the reported periods.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

         p. Recently issued accounting pronouncements in the United States of America:

              FAS 123R (revised 2004) Share Base Payment

              In December 2004, FASB issued the revised SFAS No. 123, "Share-Based Payment" ("SFAS No. 123R"), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for employee share-based payment transactions using APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. SFAS No. 123R will be effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005 (January 1, 2006 for the Company). Early adoption of SFAS No. 123R is encouraged.

              SFAS No. 123R applies to all awards granted or modified after the effective date of SFAS No. 123R. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the effective date of SFAS No. 123R shall be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro forma disclosure under SFAS No.
              123. The Company estimates that the cumulative effect of adopting SFAS No. 123R as of its adoption date by the Company (January 1, 2006), based on the awards outstanding as of June 30, 2005, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to June 30, 2005 and prior to the Company's adoption of SFAS No. 123R. The Company expects that upon the adoption of SFAS No. 123R, it will apply the modified prospective application transition method, as permitted by SFAS No. 123R. Under such transition method, upon the adoption of SFAS No. 123R, the Company's financial statements for periods prior to the effective date of SFAS No. 123R will not be restated. The impact in the 2006 fiscal year and beyond will depend upon various factors, among them the Company's future compensation strategy.

              FAS 151 Inventory Costs - an Amendment of ARB 43, Chapter 4

              In November 2004, the FASB issued FAS No. 151, "Inventory Costs--an Amendment of ARB 43, Chapter 4" ("FAS 151"). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this statement shall be applied prospectively. The Company does not expect this statement to have a material effect on the Company's financial statements or its results of operations.

              FAS 153 Exchange of Nonmonetary Assets - An Amendment of APB Opinion No. 29

              In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets-An Amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 amends APB Opinion No. 29, "Accounting for Non-Monetary Transactions". The amendments made by SFAS 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

              The provisions in SFAS 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (December 1, 2006 for the Company). Early application of the SFAS 153 is permitted. The provisions of this statement shall be applied prospectively. The Company does not expect the adoption of SFAS 153 to have a material effect on the Company's financial statements or its results of operations.

              FAS 154 Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20

              On June 7, 2005, the FASB issued Statement No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements" (FAS 154). FAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. FAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. We do not believe adoption of FAS 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

         q.   Restatements and Reclassifications
              In accordance with Accounting Principles Board Opinion No. 20 ("APB 20"), certain comparative figures were restated and reclassified.

NOTE 2 - PROPERTY AND EQUIPMENT:

         Composition of assets, grouped by major classifications, is as follows:

                                                   December 31
                                              -----------------------
                                                 2004          2003
                                              ---------     ---------
                                                   In thousands
                                              -----------------------
Cost:
    Computers and peripheral equipment         $3,581         $ 3,371
    Office furniture and equipment                796             821
    Vehicles                                      353             873
    Leasehold improvements                        405             403
                                                5,135           5,468
L e s s - accumulated depreciation and
    Amortization                                4,007           3,864
                                              --------       ---------
                                               $1,128         $ 1,604
                                              ========       =========

                  Depreciation and amortization expenses in respect of fixed assets amounted to approximately $ 484,000, $ 774,000 and $ 1,063,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - Business combination and Intangible assets:

         a. On May 4, 2004, the Company entered into an Assets Purchase Agreement with Be-Connected, an Israeli privately held company, under which the Company acquired Be-Connected's operations in the business of VoIP Gateways - TAS platform for access gateways, which allow the operator to connect its traditional access network to an IP backbone. The purchase was in consideration of $ 20,000 in cash and issuance of 1,948,871 Ordinary A shares, representing 8% ownership of the Company, which were valued at approximately $496,000, based on the Company's average share price of $0.25, as determined by an external appraiser. The results of Be Connected operation have been included in the consolidated financial statements since May 1, 2004. With regards to the issuance of shares, the Company incurred $50,000 of issuance expenses.

              According to the Purchase agreement the Company provided the seller a bank guarantee of $500,000, in respect of certain guarantees that a shareholder of Be-Connected gave to its customers.

              The acquisition was accounted for using the purchase method under SFAS No. 141. The purchase price was allocated to those assets acquired based on the estimated fair value of those assets as of the acquisition date.

              The following is a summary of the total purchase price as of the acquisition date (in thousands):


Current assets                                            $300
Property and equipment                                       3
Identifiable intangible assets :
    Technology                                             182
    Customer backlog                                         3
    Customer relationship                                   28
                                                   -----------
                                                          $516
                                                   ===========

Excess of net fair value
    over purchase price allocated to
    none-current assets                               $(1,197)
                                                   ===========

              Identifiable intangible assets are amortized over a period of 11 years for the Technology, 5 years for the Costumer relationship and 1 year to the Costumer backlog.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - Business combination and Intangible assets (continued):

              Hereafter are the unaudited pro forma combined condensed income statements for the years ended December 31, 2004 and 2003, assuming that the acquisition of Be-Connected had occurred on January 1, 2004 and 2003, respectively, after giving effect to certain adjustments, including amortization of identifiable intangible assets of $23,000.

              The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2004 and 2003, nor is it necessarily indicative of future results.

                                                    2004            2003
                                                 ------------    ----------
                                                     Dollar in thousands
                                                         (Unaudited)
                                                 --------------------------

                  Revenues                        $ 4,535        $ 5,863
                                                  ===========    ==========
                                                  -------        -------

                  Operating Loss                  $ (6,085)      $ (6,738)
                                                  ===========    ==========
                                                  -------        -------

                  Net loss                        $ (5,903)      $ (6,712)
                                                  ===========    ==========
                                                  -------        -------


         b. Amortization of identifiable intangible assets acquired was $18,000, of which the amortization of acquired technology was $11,000, Customer backlog was $3,000 and $4,000 was Customer relationship, for the eight months beginning May 1, 2004 and ending December 31, 2004. The amortization of identifiable intangible assets acquired is included in the cost of revenues.

              Future amortization expenses of identifiable intangible assets on a fiscal year basis are as follows:


                                   December 31, 2004
                                 --------------------
                                       In thousands
                                     ----------------
                                 2005          $23
                                 2006           23
                                 2007           23
                                     -------------
                                               $69
                                     =============

         c. In July 2001, the Company purchased certain know-how from a related company at an aggregate purchase price of $750,000, which was fully paid until December 31, 2001 and was presented as "know-how" in the Company's balance sheet.

              The Company also assumed the liabilities of the Seller to pay royalties to the Israeli chief scientist .The rate of royalties varies between 3%-5%; the maximum amount to be paid by the Company is $ 1,570,000 (see note 5c).

              The Know-How is amortized by a straight-line method over its expected life over a period of 4 years. Amortization expenses in respect of the aforementioned Know-How amounted to $ 188,000 in the years ended December 31, 2004, 2003 and 2002.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - EMPLOYEE RIGHTS UPON RETIREMENT

              Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company has recorded a severance pay liability for the amount that would be paid if all its Israeli employees were dismissed at the balance sheet date, in accordance with Israeli labor law. This liability is computed based upon the number of years of service multiplied by the latest monthly salary. The liability is partly covered by insurance policies, presented in the balance sheet as severance pay deposits. The Company may only utilize the insurance policies for the purpose of disbursement of severance pay.

              The amounts of accrued severance pay represent the Company's severance pay liability in accordance with labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay.

              Severance pay expenses (income) were $ 157,000, $(50,000) and $ 64,000 in 2004, 2003 and 2002, respectively. Projected severance fund deposits in the next 5 years are expected to be $1,200,000. Projected additional Severance payments in to next 10 years are expected to be $196,000.

NOTE 5 - COMMITMENTS:

         a.   Lease agreements

              Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. Commencing April 2004, the Company signed a lease agreement for their premises in Herzliya, Israel, for a period of two years with an additional one-year option.

              The Company granted to the lessor a Bank guarantee in the amount of approximately $ 150,000 valid until May 2006.

              Minimum future rental payments due under the above agreements as of December 31, 2004, are approximately as follows:

                                         $
                                         -
                          2005        255,000
                                      =======
                          2006         85,000
                                      =======

              Rent expenses (net of sublease income) amounted to $ 368,000, $ 560,000 and $ 646,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

         b.   Operating Vehicle Leases

              In the beginning of 2004, the Company entered into a standard 3-year lease program with a leasing company.

              Minimum future rental payments due under the above agreements as of December 31, 2004, are approximately as follows:

                                         $
                                         -
                          2005        390,000
                                      =======
                          2006        390,000
                                      =======
                          2007        243,000
                                      =======

              Rent expenses amounted to $ 130,000 for the years ended December 31, 2004.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - COMMITMENTS (continued):

         c.   Royalties
              The Company is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. The abovementioned commitment, which originally was a commitment of a certain companies (see note 3), was transferred to the Company, following the approval of the Chief Scientist.

              At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed as above, the Company is not obligated to pay any such royalties.

              Under the terms of company's funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked), with the addition of an annual interest rate based on Libor.

              The terms of the grants from the chief scientist prohibit the transfer of the technology developed pursuant to the terms of these grants without written consent from the chief scientist.

              At December 31, 2004, the maximum royalty amount payable by the Company is $5.7 million.

NOTE 6 - MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES:

              a) Mandatorily redeemable convertible preferred shares as of December 31, 2004 and 2003 are composed as follows:




                                                   Number of shares                                  Amounts
                                                -----------------------------     -------------------------------------------
                                                                                   Original
                                                                  Issued and        gross
                                                Authorized        outstanding      proceeds            Redemption value *
                                                ----------        -----------      --------   -------------------------------
                                                                                                          December 31,
                                                                                              -------------------------------
                                                                                                    2004             2003
                                                                                              ---------------   -------------
                                                                                       U.S. dollars in thousands
         Series B preferred                                                     ---------------------------------------------
             Shares of NIS 0.02
             par value                           2,720,895        1,477,515       $ 10,100          $ 28,290         $ 26,634
         Series C preferred shares of
             NIS 0.02 par value                  1,546,930        1,546,930         20,000            26,267           24,667
                                                ----------        ---------       --------       -----------      ------------
                                                 4,267,825        3,024,445       $ 30,100           $54,557          $51,301
                                                ==========        =========       ========       ===========      ============


                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued):

                *As further described below, in the event that a holder of series B preferred shares redeems its series B preferred shares, the price such holder shall receive upon redemption of series B preferred shares held by such holder shall reflect and shall be calculated by taking into account, inter alia, the number and price of series A preferred shares and the number and price of series B-2 preferred shares that such holder owns. Upon the redemption of series B preferred shares by a holder, all series A preferred shares and series B-2 preferred shares held by such holder shall be converted into deferred shares. A holder of series B preferred shares shall receive upon redemption of such holders' series B preferred shares includes amounts which reflect the value of all series A preferred and series B-2 preferred shares held by such holder.

              b) As to the waiver of redemption rights, see note 13 - subsequent events.

              c) The rights, preferences and privileges with respect to the mandatorily redeemable convertible preferred shares, in addition to the rights as described in note 7, are as follows:

                   Redemption rights In the event that within eight years following January 31, 2000, the Company has not yet executed an IPO, a merger, or sale of all or substantially all of the assets of the Company, the holders of a majority of the B preferred shares shall have the right on one occasion to require the Company, subject to applicable law, to redeem all series B preferred shares (excluding the series B-2 preferred shares), and the holders of a majority of the series C preferred shares shall have the right to require the Company, subject to applicable law, to redeem all series C preferred shares. In the event of such redemption, for each such preferred share the Company redeems, the Company shall pay the holder of such shares an amount representing the greater of the fair market value of such preferred shares (as defined below) or the Adjusted Original Issue Price (as defined below), plus any accrued dividends. In the event of such redemption, 33.33% of the series B preferred shares (excluding the series B-2 preferred shares), or of the series C preferred shares, as applicable, shall be redeemed, on each of the following dates: February 1, 2008, February 1, 2009, and February 1, 2010. For the purpose of the foregoing, the fair market value of each series B convertible preferred share or each series C preferred share, as applicable, shall mean the highest price for which such preferred share could be sold to an independent third party. The Adjusted Original Issue Price for each redeemable series B preferred share held by each holder of such redeemable series B preferred share shall be the Original Issue Price of such redeemable series B preferred share multiplied by a fraction, the numerator of which is the total number of series A, series B and series B-2 preferred shares then held by such holder, and the denominator of which shall be the sum of number of series B preferred shares (excluding series B-2 preferred shares) then held by such holder; provided that in making such calculation, the number of series A preferred shares shall be multiplied by a fraction, the numerator of which is the Original Issue Price of a series A preferred share and the denominator of which shall be the Original Issue Price of a series B preferred share. The Adjusted Original Issue Price for each redeemable series C preferred share shall be $ 12.93.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES (continued):

                   To the extent that the Company is not permitted by law to redeem shares for the amounts calculated above, then it shall, to the extent permitted by law, repurchase the shares for such amounts. Upon the date of redemption of any series B preferred shares the Company shall simultaneously convert 33.33% of the series A and series B-2 shares originally held by the holder of the redeemed shares into deferred shares, which shall not confer on the holders thereof any rights accruing to holders of ordinary shares in the Company, and shall carry no rights other than the rights to receive their nominal value upon liquidation of the Company.

                   In February 2005, all redemption rights were waived and the articles of association of the Company were amended by the shareholders of the Company to reflect such cancellation of redemption rights (see also note 13).

NOTE 7 - SHAREHOLDERS' EQUITY:

         a.   Share capital:

              1) The share capital as of December 31, 2002 and 2001 is composed as follows:





                                                                                 Number of shares
                                                             ---------------------------------------------------------------
                                                                       2004                             *2003
                                                             --------------------------      -------------------------------
                                                                            Issued and                       Issued and
                                                              Authorized    outstanding      Authorized      outstanding
                                                             -----------    -----------      ----------      ------------

                    Ordinary shares of NIS 0.02
                        par value                             44,900,510    15,819,072       44,900,510      15,819,072
                                                              ==========    ==========       ==========      ==========
                    Ordinary A shares of NIS 0.02
                        par value                              1,948,871     1,948,871
                                                               =========    ==========
                    Series A preferred shares of
                        NIS 0.02 par value                     2,749,285     2,749,285        2,749,285       2,749,285
                                                               =========    ==========        =========       =========
                    Series B preferred shares of
                        NIS 0.02 par value                     2,720,985     1,477,515        2,720,985       1,477,515
                                                               =========    ==========        =========       =========
                   Series B-2 preferred shares of
                        NIS 0.02 par value                       819,220       819,220          819,220         819,220
                                                               =========    ==========        =========       =========
                    Series C preferred shares of
                        NIS 0.02 par value                     1,546,930     1,546,930        1,546,930       1,546,930
                                                               =========    ==========        =========       =========


                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS' EQUITY (continued):

              The rights, preferences and privileges with respect to the shares are as follows:

              2)   Liquidation preferences

                   Upon any liquidation, dissolution, winding up of the Company, including a merger, acquisition or sale of all or substantially all of the Company's issued and outstanding share capital pursuant to which the shareholders prior to the transaction will not maintain voting control of the surviving entity following the transaction, or declaration of payment of dividend in excess of 50% of the value of the assets of the Company, assets available for distribution (the "Amount for Distribution") shall be distributed as follows: First, the holders of the C preferred shares, shall be entitled to receive an amount per share equal to the original issue price of $12.93 plus any accrued and unpaid dividends (the "Preferred C Preference"). In the event that the assets of the Company available for distribution shall be insufficient to make such per share distributions, all such assets shall be distributed proportionately to the holders of C preferred shares. Second, the holders of the convertible A preferred and B preferred shares, shall be entitled to receive an amount per share equal to the original issue price of $1.82 and $6.84, respectively, plus any accrued and unpaid dividends (the "Series A/B Preference"). In the event that the assets of the Company available for distribution shall be insufficient to make such per share distributions, all such assets shall be distributed proportionately to the holders of A preferred and B preferred shares.

                   The Ordinary A Shares shall entitle their holders upon liquidation of the Company to an aggregate amount equal to the lower of: (i) $850,000 and (ii) the Amount for Distribution multiplied by a fraction the numerator of which is a quarter (25%) of the number of issued and outstanding Ordinary A Shares and the denominator of which is the issued and outstanding share capital of the Company, on an as if-converted basis, taking into account only a quarter (25%) of the number of Ordinary A Shares actually issued and outstanding; provided, however, that in no event shall the Ordinary A Preference exceed the available Amount for distribution following the payment of the Preferred C Preference and the Series A/B Preference.

                   The remaining assets of the Company available for distribution, if any, shall be distributed among the holders of the deferred shares and the Ordinary shares in proportion to their respective percentage holdings, until the holders of the deferred shares have been paid their nominal value, and if there are assets remaining thereafter, such assets shall be distributed pro-rata among the holders of the Ordinary shares and Ordinary A shares.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS' EQUITY (continued):

              3)   Voting rights

                   The holders of ordinary shares have one vote for each ordinary share. The holders of preferred shares and ordinary A shares have one vote for each ordinary share into which such preferred shares or ordinary A shares, as applicable, may be converted.

              4)   Conversion

                   Each series A preferred share, series B and B-2 preferred share and series C preferred share is convertible at any time into an ordinary share at the option of the holder. The conversion ratio may be adjusted under circumstances described in the Company's articles of association. As of December 31, 2004, no adjustments of the conversion ratio have been made. Immediately upon (i) the closing of the Company's initial public offering at a price per share of not less than $14.14 with net proceeds to the Company of not less than $40 million, (ii) a sale of all or substantially all of the Company's assets the consideration for which, when distributed to the shareholders of the Company, shall yield not less than $14.14 per preferred share, or (iii) a sale of all or substantially all of the Company's issued and outstanding shares at a price per share of not less than $14.14 by way of acquisition or merger, each preferred share shall automatically convert into an ordinary share at the then applicable conversion ratio.

              5)   Dividend

                   Holders of series A, series B, series B-2 and series C convertible preferred shares shall be entitled to receive cumulative dividends in preference to the holders of ordinary and ordinary A shares at the rate of 8% per annum, as provided in the articles of association of the Company. Such dividends will accrue quarterly for the benefit of the holders of the preferred shares. No dividends have been declared as of December 31, 2004.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS' EQUITY (continued):

         b.   Share option plans:

              1) The Company's Board of directors approved Seven (7) Share Option Plans (hereafter - "the Plans") which provide for the grant by the Company of option awards to purchase up to an aggregate of 4,732,050 ordinary shares (each option can be exercised to purchase one ordinary share of NIS 0.02 par value of the Company) to officers, employees and directors of the Company and its subsidiaries. Immediately upon allotment, the ordinary shares purchased in exercise of the options will have the same rights as other Company ordinary shares. The options vest ratably over vesting periods ranging from three to five years (mainly 5 years). The options expire 84 months from the date of issuance unless extended by the board of directors. The exercise price of options under the plans is to be determined by the compensation committee. The exercise price for options granted in 2004, 2003 and 2002 was determined at fair market value.

                   The plans are designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan. The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

              2) In January 31, 2002, the Company, with the approval of the certain employees cancelled 195,000 options, which were granted in 2000. The Company granted the same number of options to each of the employees in August 27, 2002, under certain conditions as described in the offer to these employees.

              3) A summary of the status of the Plans as of December 31, 2004, 2003 and 2002 and changes during the years ended on those dates, is presented below:



                                                     2004                  2003                 2002
                                           -----------------------  ----------------------  --------------------
                                                         Weighted                 Weighted                 Weighted
                                                         average                  average                  average
                                                         exercise                 exercise                 exercise
                                              Number       price       Number       price      Number        price
                                           -----------  ----------  -----------  ----------  -----------  -----------
     Options outstanding at beginning
         of year                            2,127,518      $1.24     1,729,830      $2.08     1,892,517      $3.35
     Options granted                          657,000      $0.50     1,037,000      $0.50       470,000      $0.72
     Options forfeited                       (548,500)     $0.72      (639,312)     $2.30      (632,687)     $4.86
                                           -----------              -----------              -----------
     Options outstanding at end of year*    2,236,018      $1.15     2,127,518      $1.24     1,729,830      $2.08
                                           ===========              ===========              ===========

     Options exercisable at end of year       955,550                  660,323                  638,455
                                           ===========              ===========              ===========
     Weighted average fair value of
         options granted during the year
         See note 1l.                                      $0.38                    $0.39                     $0.59
                                                        ----------               ----------               -----------


                             * As to options granted to executive employees and to directors - see note 12

                                       24

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - SHAREHOLDERS' EQUITY (continued):

              4) The following table summarizes information about options outstanding and exercisable at December 31, 2004:


                                         December 31, 2004
                   -------------------------------------------------------------
                          Options outstanding          Options exercisable
                   ------------------------------ ------------------------------
                                Weighted average               Weighted average
         Exercise   Number of      remaining       Number of       remaining
          price      options    contractual life    options    contractual life
        ---------- ----------- ------------------ ----------- ------------------
                                     Years                          Years
                                     -----                          -----
         $ 0.42       120,282         3.93           120,282         3.93
         $ 0.50     1,383,500         6.07           229,525         5.54
         $ 0.78        99,375         0.87            99,375         0.87
         $ 1.00       122,000         4.37            61,000         4.37
         $ 1.09       297,361         1.64           292,361         1.64
         $ 4.17        71,000         3.57            46,150         3.57
         $ 5.81        32,500         2.48            24,357         2.48
         $ 6.99        65,000         2.48            48,750         2.48
         $ 8.39        45,000         2.81            33,750         2.81
                   -----------                    -----------
                    2,236,018                        955.550
                   ===========                    ===========

              5)   Deferred Stock based compensation:

                   The Company recorded deferred stock compensation for the excess of the fair value of ordinary shares over the exercise price at the date of grant related to certain options granted to employees in 1999 and 2000. The deferred stock compensation is amortized over the vesting period using the accelerated amortization method outlined by FIN 28. The compensation costs (reversal income) have been charged to the income statements, as follows:


                                                 Year ended December 31
                                            -----------------------------------
                                              2004         2003          2002
                                            --------     --------      --------
                                                       In thousands
                                            -----------------------------------
       Cost of revenues                                   $ (2)

       Research and Development expenses      $(26)       (165)           $(1)

       Selling and Marketing expenses                      (53)           (28)

       General and Administrative expenses      (6)          3              3
                                            --------   ----------      --------
                                             $ (32)     $ (217)         $ (26)
                                            ========   ==========      ========


                   * The amount of deferred compensation income represents options which accrued expenses for unvested compensation that had been recorded was forfeited.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME:

         a. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the Inflationary Adjustments Law)

              Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company is taxed under this law. As explained in note 1b, the financial statements are measured in dollars. The difference between the change in the Israeli CPI and in the exchange rate of the dollar relative to the Israeli currency, both on an annual and cumulative basis, causes differences between taxable results and results reflected in these financial statements.

         b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the - "law")

              Under the law, by virtue of the "approved enterprise" status granted to certain production facilities, the Company is entitled to various tax benefits, as follows:

              1)   Reduced tax rates

                   During the period of benefits - 7 years - commencing in the first year, in which the Company earn taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed), the Company have elected the "alternative benefits" (involving waiver of investment grants), which entitles it to a tax exemption on income from approved enterprises for a period of two years, after which the income from these enterprises is taxable at the rate of 25% for five more years.

                   In the event of distribution of cash dividends out of income, which was tax exempt as above, the Company would have to pay 25% in respect of the amount distributed. The proportion of the Company's taxable income entitled to benefits of reduced tax rates is calculated on the basis of the ratio between the turnover of the "approved enterprise" and the whole turnover of the Company. The turnover applicable to the "approved enterprise" is calculated, as a general rule, by taking the increase resulting from the comparison of the Company's turnover with its "basic" turnover, which is prescribed as being the turnover during the last year before the activation of the "approved enterprise". The period of benefits in respect of the main enterprise of the Company, which commenced in 1997, expires in 2012, while the period of benefits in respect of the expansion project has not yet commenced.

              2)   Accelerated depreciation

                   The companies are entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of machinery and equipment used by the approved enterprise.

              3)   Conditions for entitlement to the benefits

                   The entitlement to the above benefits is conditional upon the companies' fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued):

         c.   Tax rates applicable to income from other sources

              Income not eligible for approved enterprise benefits is taxed at the regular rate of 36%in the year 2002 and 2003 and 35% in 2004.
              Under amendment to the income tax Ordinance enacted in 2004 and 2005, the corporate tax rate is to be gradually reduced to 25%, as follows:
              The rate for 2005 will be 35%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26%, and in 2010 and thereafter - 25%.

         d.   Taxation of the subsidiaries

              The subsidiaries are taxed under the laws of the country of their residence.

         e.   Composition of tax expenses (benefits):


                                                       Year ended December 31
                                                    ----------------------------
                                                      2004      2003      2002
                                                    --------  --------  --------
                                                            In thousands
                                                    ----------------------------

      For the reported year:
         Deferred taxes (in respect of temporary
           differences)                                                    679

      For previous years                                                  (173)
                                                    --------  --------  --------
                                                      -, -      -, -     $ 506
                                                    ========  ========  ========

      * All taxes are related to the Company in Israel.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - TAXES ON INCOME (continued):

         f.   Carryforward losses

              The Company's carryforward tax losses are approximately US$ 32 million as of December 31, 2004.
              The foreign subsidiaries carryforward tax losses are approximately $ 340,000 as of December 31, 2004.

         g.   Deferred taxes

              Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes. In accordance with paragraph 9 (f) of SFAS 109, no deferred taxes have been calculated in respect of the difference between changes in the exchange rate and indexing recognized for tax purposes.
              The deferred tax asset in respect of the balances of the temporary differences and the related valuation allowance, are as follows:


                                                      December 31
                                              ---------------------------
                                                 2004             2003
                                              ----------       ----------
                                                     In thousands
                                              ---------------------------
          Tax asset in respect of:
            Severance pay benefits                $88             $88
            Vacation pay                          121             105
            Provision for doubtful accounts        13              13
            Carryforward losses                 8,119           6,619
                                              ----------       ----------
                                               $8,341          $6,825

          Less:  valuation allowance           (8,341)         (6,825)
                                              ----------       ----------
                                                 $ -,-           $ -,-
                                              ==========       ==========


              The deferred taxes are computed at the tax rate of 25 % to 35 % (mainly 25%).
              The Company has recognized a valuation allowance for all of its deferred tax assets due to the uncertainty of realizing the benefits thereof.

         h.   Tax assessments

              The assessments filed by the Company through tax year 2000 are considered to be final.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

             Balance sheets:

                                                             Weighted
                                                          average annual
                                                         interest rate at
                                                           December 31,            December 31
                                                                              ----------   ----------
                                                               2004              2004         2003
                                                         ----------------     ----------   ----------
                                                                 %                 In thousands
                                                         ----------------     -----------------------
     a. Cash and cash equivalents:
          Cash in banks                                                           $298         $456
          Bank deposits                                       2.2%               8,962       13,478
                                                                              ----------   ----------
                                                                                $9,260      $13,934
                                                                              ==========   ==========

     b. Accounts receivable:
          1) Trade                                                                $551         $254
                                                                              ==========   ==========
             Including allowance for doubtful accounts                             $50          $50
                                                                              ==========   ==========

          2) Other:
               Government of Israel (mainly VAT)                                   $80          $89
               Prepaid expenses                                                     63           40
                                                                              ==========   ==========
               Other                                                                78           47
                                                                              ==========   ==========
                                                                                  $221         $176

     c. Inventories:
          Row materials and work in progress                                    $1,108     $  1,460
          Finished products                                                        159          199
                                                                              ==========   ==========
                                                                                $1,267      $ 1,659
                                                                              ==========   ==========

     d. Accounts payable and accruals - other:
          Payroll and related expenses                                            $359       $  333
          Accrued vacation pay                                                     481          423
          Accrued expenses                                                          79          100
          Deferred revenue                                                          75          216
          Other                                                                     91           87
                                                                              ==========   ==========
                                                                                $1,085     $  1,159
                                                                              ==========   ==========


NOTE 10 - FAIR VALUE OF FINANCIAL INSTRUMENTS

         The financial instruments of the Company consist of non-derivative current assets and liabilities. In view of their nature, the fair value of financial instruments included in working capital of the Company is usually identical or close to their carrying value.

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SEGMENTS AND GEOGRAFIC INFORMATION:

              The Company has one operating segment; the following is a summary of operations within geographic areas:

         a. Following are data regarding geographical sales, classified by geographical location of customers:





                                                                       Year ended December 31
                                                         ------------------------------------------
                                                               2004            2003         2002
                                                         --------------     ----------   ----------
                                                                          In thousands
                                                         ------------------------------------------
                  Europe                                        $ 1,599      $ 1,241       $ 2,461
                  North America                                     655        1,271         1,403
                  Asia Pacific                                      567          135           195
                  Israel                                          1,331        1,286         1,391
                                                            --------------   ----------  ----------
                                                                $ 4,152      $ 3,933       $ 5,450

              b. The following table sets forth customers comprising 10% or more of the revenues for each of the reported periods by percentages of total revenues:



                                                                       Year ended December 31
                                                         ------------------------------------------
                                                               2004            2003         2002
                                                         --------------     ----------   ----------

                  Customer A                                                   12%          19%
                  Customer B                           -                       14%
                  Customer C                                                                16%
                  Customer D                                   12%             18%          14%
                  Customer E                                                   20%          11%
                  Customer F                                   11%
                  Customer G                                   13%
                  Customer H                                   10%


              c. Following are data reflecting the net carrying value of assets, classified by the geographical area in which the assets are located:


                                                                       December 31
                                                               ----------------------------
                                                                   2004             2003
                                                               -----------       ----------
                                                                       In thousands
                                                               ----------------------------
                  Israel                                           $13,466         $ 18,451
                  United States                                         30               25
                  Other                                                 42               96
                                                               -----------       ----------
                                                                   $13,538         $ 18,572
                                                               ===========       ==========



                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - RELATED PARTIES:






                                                                       Year ended December 31
                                                         ------------------------------------------
                                                               2004            2003         2002
                                                         --------------     ----------   ----------
                                                                          In thousands
                                                         ------------------------------------------


                     Transactions with ADC *:
                        Revenues                                   N/A            N/A        $ 781
                                                         ==============     ==========   ==========

                        Management fee and other
                          Expenses                                 N/A            N/A         $ 32
                                                         ==============     ==========   ==========

                     Transactions with Cisco:
                        Revenues                                   N/A            $ 36       $ 121
                                                         ==============     ==========   ==========


                  * In September 2002, ADC Telecommunication Israel ltd. ("ADC"), a major shareholder of the Company, sold its shares in the Company to an existing shareholder. Consequently, ADC is no longer a related party of the Company.


                  The table below presents information regarding remuneration expenses for services rendered to the Company by the six (5) executive officers and a director during the three fiscal years ended December 31, 2004, 2003 and 2002.



                                                 Annual Compensation
                                        -----------------------------------
                                                            Long-Term
                                                          Compensation
                                                       Number of Securities
                           Year    Salaries    Bonus    Underlying Options
                           ----    --------    -----  ----------------------
                           2004    $613,942                  120,000
                                   ========           ======================

                           2003    $634,632   $4,160         620,000
                                   ========   ======  ======================

                           2002    $519,366                   35,000
                                   ========           ======================

                                   TDSOFT LTD.

                            (An Israeli Corporation)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUBSEQUENT EVENTS:

         a. In February 2005, holders of Preferred B and C shares of the Company waived their redemption rights, and the articles of association of the Company were amended by the shareholders in a meeting dated February 8, 2005, to reflect the termination of such redemption rights. Consequently, the preferred B and C shares of the Company will be presented in the first quarter of 2005 as part of the shareholders' equity.

         b. In August 2005, the Company has signed a Term Sheet, and in October 2005 the Company and the Company's shareholders signed a Share Purchase Agreement VocalTec Communications Ltd. (hereafter - "Vocaltec"), whereby VocalTec shall purchase all of the share capital of the Company in consideration for issuance of shares by Vocaltec representing, as of the closing of such transaction, 75% of the issued and outstanding share capital of Vocaltec. The Company anticipates that, whether or not the transaction is consummated, it (or the combined company, if applicable) will have to raise funds in order to continue its operations and reach profitability.